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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 8-A/A

                                 AMENDMENT NO. 4

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  ADAPTEC, INC.
                       ---------------------------------
             (Exact name of Registrant as specified in its charter)

              CALIFORNIA                                  94-2748530
     -------------------------------            -----------------------------
(State of incorporation or organization)       (IRS Employer Identification No.)



                              691 S. MILPITAS BLVD.
                               MILPITAS, CA 95035
               (Address of principal executive offices) (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                          Name of each exchange on which
     to be so registered                          each class is to be registered
     -------------------                          ------------------------------

            None                                        Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                      -------------------------------------
                                (Title of Class)
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Item 1.     DESCRIPTION OF SECURITIES TO BE REGISTERED.

            On April 25, 1989, the Board of Directors of Adaptec, Inc., a California corporation (the "Company") declared a dividend of one share purchase right (a "Right" or "Rights" collectively) for each outstanding share of Common Stock, $.001 par value (the "Common Shares"), of the Company. The dividend was paid on May 9, 1989 to shareholders or record at the close of business on that date, and Rights have been issued in connection with all Common Shares issued since that date. The rights issued were registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "Act") on a Registration Statement on Form 8-A as filed with the Securities and Exchange Commission on May 11, 1989. Under the terms of the Common Shares Rights Agreement dated as of April 25, 1989 (the "1989 Rights Agreement") entered into by the Company and Bank of America, N.T. & S.A. as rights agent, each Right entitled the registered holder to purchase from the Company one share of Common Stock at a purchase price of $4.38 (after giving effect to 2-for-1 stock splits effected in March 1992, January, 1994 and November 1996). On June 30, 1992, the Company's Board of Directors approved the First Amended and Restated Common Shares Rights Agreement (the "1992 Rights Agreement"), which as amended and restated the 1989 Rights Agreement to, among other things, increase the exercise price of the Rights from $4.38 to $25.00, extend the term of the Rights to June 30, 2002, eliminate the self-dealing flip-in feature and add a permitted offer provision. In addition, Chemical Bank and Trust Company of California was appointed to succeed Bank of America, N.T. & S.A. as rights agent. On December 5, 1996, the Company's Board of Directors approved the amendment and restatement of the 1992 Rights Agreement to, among other things, make each Right exercisable for one one-thousandth of a share of Series A Participating Preferred Stock (the "Series A Preferred") in lieu of one share of Common Stock. The Company and ChaseMellon Shareholder Services, LLC, the successor to Chemical Bank and Trust Company of California (the "Rights Agent") have entered into the Second Amended and Restated Rights Agreement dated as of December 5, 1996 (the "1996 Rights Agreement"), which entitles the registered holder of a Right to purchase from the Company one one-thousandth of a share of Series A Preferred at a price of $180.00 (the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in the 1996 Rights Agreement between the Company and the Rights Agent.

            The following summary of the principal terms of the 1996 Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 1 to this Registration Statement and is incorporated herein by reference.

RIGHTS EVIDENCED BY COMMON SHARE CERTIFICATES

            The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights ("RIGHTS CERTIFICATES") will not be sent to stockholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of

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the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

DISTRIBUTION DATE

            The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of: (i) the tenth day (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with the Acquiring Person, as defined below (the "CONTINUING DIRECTORS")) following a public announcement that a person or group of affiliated or associated persons (an "ACQUIRING PERSON") has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Shares, or (ii) 10 days (or such later date as may be determined by a majority of the Continuing Directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares. The earlier of such dates is referred to as the "Distribution Date."

ISSUANCE OF RIGHTS CERTIFICATES; EXPIRATION OF RIGHTS

            As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights from and after the Distribution Date. All Common Shares issued prior to the Distribution Date will be issued with Rights. Common Shares issued after the Distribution Date may be issued with Rights if such shares are issued (i) upon the conversion of outstanding convertible debentures or any other convertible securities issued after adoption of the Rights Agreement or (ii) pursuant to the exercise of stock options or under employee benefit plans or arrangements, unless any such issuance would result in (or create a risk that) such options, plans or arrangements would not qualify for otherwise available special tax treatment. Except as otherwise determined by the Board of Directors, no other Common Shares issued after the Distribution Date will be issued with Rights. The Rights will expire on the earliest of (i) December 5, 2006 (the "FINAL EXPIRATION DATE"), (ii) redemption or exchange of the Rights as described below, or (iii) consummation of an acquisition of the Company satisfying certain conditions by a person who acquired shares pursuant to a Permitted Offer as described below.

INITIAL EXERCISE OF THE RIGHTS

            Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $180.00 per Right, one one-thousandth of a share of the Series A Preferred. In the event that the Company does not have sufficient Series A Preferred available for all Rights to be exercised, or the Board decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Preferred for which the Rights would have been exercisable under this provision or as described below.


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RIGHT TO BUY COMPANY COMMON SHARES

            Unless the Rights are earlier redeemed, in the event that an Acquiring Person becomes the beneficial owner of 20% or more of the Company's Common Shares then outstanding (other than pursuant to a Permitted Offer), then proper provision will be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares (or, in certain circumstances as determined by the Board of Directors, cash, other property or other securities) having a market value equal to two times the Exercise Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

RIGHT TO BUY ACQUIRING COMPANY STOCK

            Similarly, unless the Rights are earlier redeemed, in the event that, after the Shares Acquisition Date (as defined below), (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Exercise Price (unless the transaction satisfies certain conditions and is consummated with a person who acquired shares pursuant to a Permitted Offer, in which case the Rights will expire).

PERMITTED OFFER

            A Permitted Offer means a tender offer for all outstanding Common Shares that has been made in the manner prescribed by Section 14(d) of the Securities and Exchange Act of 1934, as amended, and determined by a majority of the Continuing Directors to be fair and otherwise in the best interests of the Company and its stockholders. Where the Board of Directors has determined that a tender offer constitutes a Permitted Offer, the Rights will not become exercisable to purchase Common Shares or shares of the acquiring company (as the case may be) at the discounted price described above.

EXCHANGE PROVISION

            At any time after the acquisition by an Acquiring Person of 20% or more of the Company's outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.


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REDEMPTION

            At any time on or prior to the close of business on the earlier of
(i) the tenth day following the acquisition by an Acquiring Person of 20% or more of the Company's outstanding Common Shares (the "SHARES ACQUISITION DATE") or such later date as may be determined by a majority of the Continuing Directors and publicly announced by the Company, or (ii) the Final Expiration Date of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right.

ADJUSTMENTS TO PREVENT DILUTION

            The Purchase Price payable, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement.

CASH PAID INSTEAD OF ISSUING FRACTIONAL SHARES

            No fractional portion less than integral multiples of one Common Share will be issued upon exercise of a Right and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

NO STOCKHOLDERS' RIGHTS PRIOR TO EXERCISE

            Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

AMENDMENT OF RIGHTS AGREEMENT

            The provisions of the Rights Agreement may be supplemented or amended by the Board of Directors in any manner prior to the close of business on the Distribution Date without the approval of Rights holders. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

RIGHTS AND PREFERENCES OF THE SERIES A PREFERRED

            Series A Preferred purchasable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Series A Preferred will be entitled to a preferential liquidation payment equal to 1,000 times the per share amount to be distributed to the holders


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of the Common Shares. Each share of Series A Preferred will have 1,000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which the Common Shares are changed or exchanged, each share of Series A Preferred will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

            Because of the nature of the dividend, liquidation and voting rights of the shares of Series A Preferred, the value of the one one-thousandth interest in a share of Series A Preferred purchasable upon exercise of each Right should approximate the value of one Common Share.

CERTAIN ANTI-TAKEOVER EFFECTS

            The Rights approved by the Board are designed to protect and maximize the value of the outstanding equity interests in the Company in the event of an unsolicited attempt by an acquiror to take over the Company, in a manner or on terms not approved by the Board of Directors. Takeover attempts frequently include coercive tactics to deprive the Company's Board of Directors and its stockholders of any real opportunity to determine the destiny of the Company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation of shares in the open market of a 20% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics unfairly pressure stockholders, squeeze them out of their investment without giving them any real choice and deprive them of the full value of their shares.

            The Rights are not intended to prevent a takeover of the Company and will not do so. The Rights may be redeemed by the Company at $.01 per Right within ten days (or such later date as may be determined by a majority of the Board of Directors, excluding directors affiliated with an Acquiring Person) after the accumulation of 20% or more of the Company's shares by a single acquiror or group. Accordingly, the Rights should not interfere with any merger or business combination approved by the Board of Directors.

            Issuance of the Rights does not in any way weaken the financial strength of the Company or interfere with its business plans. The issuance of the Rights themselves has no dilutive effect, will not affect reported earnings per share, should not be taxable to the Company or to its stockholders, and will not change the way in which the Company's shares are presently traded. The Company's Board of Directors believes that the Rights represent a sound and reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

            However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Company deemed undesirable by the Board of Directors. The Rights may cause substantial dilution to a person or group that attempts to acquire the Company on terms or in a manner not approved by the Company's Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the Rights.


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Item 2.     EXHIBITS.

       1        Form of Second Amended and Restated Rights
                Agreement, dated as of December 5, 1996
                between Adaptec, Inc. and ChaseMellon
                Shareholder Services, LLC., New York, NY, including the Certificate of Determination, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.


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                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                              ADAPTEC, INC.

Date:  January 10, 1997
                                            By: /s/ Christopher G. O'Meara
                                                --------------------------------
                                            Title: Vice President and Treasurer
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                                  EXHIBIT INDEX

      Exhibit
        No.                        Exhibit
        ---                        -------

         1 Second Amended and Restated Rights Agreement dated as of December 5, 1996, between Adaptec, Inc. and ChaseMellon Shareholder Services, LLC., New York, NY, including the form of Rights Certificate and the Certificate of Determination, the Summary of Rights attached thereto as Exhibits A, B and C, respectively.